UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2017

Registration No. 001-38208

Dragon Victory International Limited

Suite B1-901, No.198, Qidi Road,
Xiaoshan District, Hangzhou, PRC

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CHANGES IN BOARD AND APPOINTMENT OF NEW BOARD SECRETARY

Departure of current Directors and Appointment of new Directors

On December 12, 2017, the board of directors (the “Board”) of Dragon Victory International Limited (the “Company”) received the resignation of Mr. Shenghua Zheng as a member of Company’s Board, effective immediately. Mr. Zheng resigned for personal reasons and not due to any disagreements with the Company. The Nominating Committee of the Board then nominated Mr. Wenbing Wang, and the Board subsequently appointed and approved Mr. Wenbing Wang to serve as a member of Company’s Board, and chairman of the Company’s Audit Committee, effective immediately.

Mr. Wang has served as the president and chief executive officer of Fushi Copperweld Inc. from March 2005 to present. Mr. Wang obtained an MBA in Finance and Corporate Accounting from William E. Simon Graduate School of Business Administration, University of Rochester in June 2002, and a bachelor’s in science degree from Beijing University of Science and Technology in July 1994.

On December 12, 2017, the Board also received the resignation of Mr. Chao Fu Chen as a member of Company’s Board, effective immediately. Mr. Chen resigned for personal reasons and not due to any disagreements with the Company. The Nominating Committee of the Board then nominated Mr. Hongyu Zhang, and the Board subsequently appointed and approved Mr. Hongyu Zhang to serve as a member of Company’s Board. Mr. Chen will continue to serve in his role as Chief Operating Officer in management team.

Mr. Hongyu Zhang has served as the Director of Sales for IBM Greater China Region Business Unit, and was appointed as the evaluation director of the Export-Import Bank of China Evaluation department. As a serial entrepreneur, Mr. Zhang Hongyu has founded a number of enterprises, and has received recognition for helping companies to achieve substantial growth in profits in recent years, with accurate investment judgment, unique strategic perspective, skilled capital operation and rigorous business management through numerous industry awards. Mr. Zhang graduated from China Foreign Affairs University and the University of Alberta.

Appointment of new Corporate Secretary

On December 12, 2017, Mr. Bo Lv was appointed by the Board as the Company’s Board Secretary, effective immediately.

Mr. Lv served as the board secretary of Hailiang Education Group Inc. (Nasdaq Listed: HLG) from 2014 to August 2017. From 2009 to 2013, Mr. Lyu worked as an investment manager in Hailiang Group Co. Ltd., which was the then parent company of Hailiang Education Group Inc., Zhejiang Hailiang Co. Ltd. (SSE Listed: 002203) and Hailiang International Holding Co. Ltd. (HKSE listed: 02336). Mr. Lv received his bachelor’s degree in International Investment from Wuhan University in 2001 and his master degree in Finance from the National Economics Department of Albert-Ludwigs-Universität Freiburg in 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dragon Victory International Limited

Date: December 12, 2017	By:	/s/ Xiaohua Gu
		Name:	Xiaohua Gu
		Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Press Release